Exhibit 99.1

STARBOARD DELIVERS LETTER TO DARDEN BOARD WITHDRAWING SPECIAL MEETING REQUEST

Believes Special Meeting is No Longer Good Use of Company Resources as Regardless of Special Meeting Outcome Sale of Red Lobster is Binding

Remains Committed to Replacing a Majority of the Board at the Annual Meeting

NEW YORK, June 2, 2014 -- Starboard Value LP (together with its affiliates, “Starboard”), one of the largest shareholders of Darden Restaurants, Inc. (“Darden” or the “Company”) (NYSE: DRI), today announced that it has delivered a private letter to the Board of Directors of the Company (the “Board”) withdrawing its Special Meeting request delivered to Darden’s Corporate Secretary on April 22, 2014 regarding the Company’s proposed separation of Red Lobster.  In the letter, Starboard reiterated its disbelief that the Board committed to an irreversible, poorly structured, and clearly value destructive sale of Red Lobster prior to the Special Meeting and without requiring shareholder approval despite a clear shareholder directive to call the Special Meeting.  Starboard condemned the Board for rendering the Special Meeting moot by entering into a binding contract to sell Red Lobster that does not require shareholder approval.

Starboard believes that there is still substantial value to be unlocked at Darden.  Starboard believes that its time is therefore better spent on the remaining opportunities to enhance shareholder value.  Starboard remains committed to replacing a majority of the Board by electing a more qualified and more objective board that will commit to fairly representing shareholders, while putting in place a turnaround plan for Darden that will create substantial value.

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and differentiated fundamental approach to investing in publicly traded U.S. small cap companies. Starboard invests in deeply undervalued small cap companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Investor contacts:
Peter Feld, (212) 201-4878
Gavin Molinelli, (212) 201-4828
www.starboardvalue.com